

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 25, 2015

<u>Via E-mail</u>
Mr. Jeffrey S. Cosman
Chief Executive Officer and Director
Brooklyn Cheesecake & Desserts Company, Inc.
12540 Broadwell Road, Suite 1203
Milton, GA 30004

> **Re:** **Brooklyn Cheesecake & Desserts Company, Inc.**
>   **Current Report on Form 8-K**
>   **Filed November 5, 2014**
>   **File No. 1-13984**

Dear Mr. Cosman:

We have completed our review of the filing and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Jay Ingram
>
> Jay Ingram
> Legal Branch Chief